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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

  Includes the free translation of a material event sent by Sociedad Quimica y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on
                                October 27, 2003.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
        (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F     x                            Form 40-F
                    -------                                   -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                       No         x
                   -------                                  -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________


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                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                      Santiago, October 24, 2003

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O'Higgins 1449
Santiago
--------
                                                                 Essential Issue
                                                                 ---------------

Dear Mr. Superintendent.


         We hereby inform you that at the Sociedad Quimica y Minera de Chile S.A. (SQM) Extraordinary Board Session carried out on October 24, 2003, the members of the Board, with the absence of the Directors Wayne Brownlee and Jose Maria Eyzaguirre, verified that the Reports issued by the two Independent Valuators regarding the purchase of all the shares of PCS Yumbes S.C.M. by SQM, were made available for inspection by SQM's Shareholders and Directors during the period that is referred to in article 44 of Law number 18.046. As of the end of that period, on October 16, 2003, and moreover as of October 24, the Company did not receive any comment or request in connection with said Reports.

         Additionally, in light of the above, the members of the Board present at the meeting unanimously agreed to approve the Reports and consequently agreed to authorize SQM`s Management to subscribe the necessary contracts to purchase all of the shares of PCS Yumbes S.C.M., which is fully owned by Inversiones PCS Chile Limitada and 628550 Saskatchewan Ltd., both companies affiliates of Potash Corporation of Saskatchewan Inc., an important shareholder at SQM.

         We inform you the above as a complement of what was exposed in our letter sent to you on August 27, 2003 and as an essential issue in compliance with articles 9 and 10 of Law number 18.045, and article 44 of Law number
18.046. Additionally, also in compliance with the indications set forth in the Rule of General Character number 30 that was issued on November 10, 1989.



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         We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

         Yours truly,





                     Sociedad Quimica y Minera de Chile S.A.


                         Conf: /s/ Patricio Contesse G.
                              ------------------------------
                              Patricio Contesse G.
                             Chief Executive Officer



Cc:      Santiago Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                           Conf: /s/ Ricardo Ramos R.
                                --------------------------
                                Ricardo Ramos R.
                              Chief Financial Officer




                             Date: October 27, 2003